Mail Stop 0510

						February 25, 2005

By U.S. Mail and facsimile to (212)688-7273

Mr. William Thomas Large
President and Chief Executive Officer
Torbay Holdings, Inc.
140 Old Country Road, Suite 205
Mineola, New York   11501

Re:	Torbay Holdings, Inc.
	Registration Statement on Form SB-2
	File No. 333-122773

Dear Mr. Large:
	This is to advise you that we reviewed only those portions of the above registration statement relating to the selling shareholder and related information. We have the following comments in that regard. No further review of the registration statement has been nor will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities
Act
of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Identify the selling security holder in this offering and include a cross-reference to a detailed discussion of the transaction pursuant to which the selling security holder acquired the shares. Appropriate disclosure should be reflected in the discussion of "Security Ownership of Certain Beneficial Owners and Management" and elsewhere if appropriate. The discussion should include the:

* identity of the person(s) from whom the securities were acquired,
* date of the transaction,
* consideration paid by the selling security holder in this offering,
* manner in which the purchase price was determined,
* exemption from registration under the Securities Act of 1933 claimed, and
* principles relied upon in claiming the exemption from registration.

Selling Stockholders, page 37

2. Provide the information required by Item 507 of Regulation S-B. This discussion should include:

* the name of the selling security holder,
* any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates,
* the amount of securities of the class owned by the security holder before the offering,
* the amount to be offered for the security holder`s account, and
* the amount and (if one percent or more) the percentage of the class to be owned by such security holder after the offering is complete.

Plan of Distribution, page 37

3. Tell us supplementally whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer. If a selling security holder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling security holders is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.

Signatures

4. The amended registration statement should also be signed by the registrant`s principal accounting officer or controller whose title should be shown on the signature page.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision.
Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Pleas allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Dorine H. Miller, Examiner at (202) 942-1949 or me at (202)942-1950 with any questions.

							Sincerely,



							Pamela A. Long
							Assistant Director




cc:	Darren Ofsink, Esq.
	Guzov Ofsink Flink, LLC
	600 Madison Avenue, 14th Floor
	New York, New York 10022
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Mr. William Thomas Large
Torbay Holdings, Inc.
February 25, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE